                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                             ---------------------


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2000

                         COMMISSION FILE NUMBER: 1-1927

                             ---------------------


                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                            (FULL TITLE OF THE PLAN)


                             ---------------------




                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees for the fiscal year ended December 30, 2000, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. FIRST AMENDMENT TO THE PLAN. First Amendment to The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (January 1, 1999 Restatement), dated December 21, 2000.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of Pricewaterhouse-Coopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statement No. 33-65183 on Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                THE GOODYEAR TIRE & RUBBER COMPANY,

                                PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                                RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR
                                BARGAINING UNIT EMPLOYEES


Dated:  June 27, 2001             By: /s/ Stephanie W. Bergeron
                                     ------------------------------------------
                                          Stephanie W. Bergeron, Vice President
                                          and Treasurer

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
               EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 30, 2000

[PRICEWATERHOUSECOOPERS LOGO]





THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                        PAGE
                                                                        ----

Report of Independent Accountants                                         2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits at                 3
   December 30, 2000 and 1999

   Statement of Changes in Net Assets Available for Plan                  3
   Benefits for the Plan Year Ended December 30, 2000

   Notes to Financial Statements                                        4-15



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

[PRICEWATERHOUSECOOPERS LOGO]

--------------------------------------------------------------------------------

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      BP Tower
                                                      200 Public Square
                                                      27th Floor
                                                      Cleveland OH 44114-2301
                                                      Telephone (216) 875-3000


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator and Participants of the Employee Savings Plan for Bargaining
Unit Employees (sponsored by The Goodyear
Tire & Rubber Company)


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employee Savings Plan for Bargaining Unit Employees (the "Plan") (sponsored by The Goodyear Tire & Rubber Company) at December 30, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.


/s/ PRICEWATERHOUSECOOPERS LLP

June 25, 2001

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                                         December 30,
                                                                                      ------------------------------
                                                                                          2000            1999
                                                                                      -------------   --------------
Plan's Interest in Master Trust Representing Total Net Assets
Available for Plan Benefits                                                           $     723,198   $      731,127
                                                                                      =============   ==============


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                                     Year Ended
                                                                                       December 30, 2000
                                                                                       -------------------
Increase in Assets Available for Plan Benefits:
    Employer Contributions                                                             $         18,214
    Employee Contributions                                                                       55,257
                                                                                       -------------------
                                                                                                 73,471

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                                         49,663
    Administrative Expenses                                                                         230
    Transfers Between Plans                                                                       3,165
                                                                                       -------------------
                                                                                                 53,058

    Investment Loss from Plan's Interest in Master Trust                                        (28,342)

Decrease in Assets Available for Plan Benefits During the Plan Year                              (7,929)

Net Assets Available for Plan Benefits at Beginning of Plan Year                                731,127
                                                                                       -------------------

Net Assets Available for Plan Benefits at End of Plan Year                             $        723,198
                                                                                       ===================


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      BASIS OF ACCOUNTING

      The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Bargaining Unit Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective November 1, 1995.

      PLAN YEAR

      Effective January 1, 1998, the Plan year was amended to commence on December 31 of each year and end on the following December 30. The Plan year ended December 30, 2000 represents the period of December 31, 1999 through December 30, 2000.

      TRUST ASSETS

      Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. The Company sponsored four and five savings plans at December 31, 2000 and 1999, respectively, that participated in the master trust. The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 30, 2000 and 1999, the Plan's undivided interest in the master trust was 33.9% and 32.5%, respectively.

      ASSET VALUATION

      The majority of the assets of the Plan are valued at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value. Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, and the Self-Directed Account are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a monthly basis.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      INCOME RECOGNITION

      Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

      Dividend income is recorded on the ex-dividend date.

      Interest income is recorded as earned.

      Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

      CONCENTRATION OF CREDIT RISK

      The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.    GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

      INCEPTION

      The Plan is a defined contribution plan which became effective July 1, 1984.

      ELIGIBILITY

      Effective January 1, 1999, certain bargaining unit employees of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. Previously, the continuous service requirement was one year. At the end of the 2000 Plan year, approximately 19,799 employees (20,154 in 1999) of the Company were eligible with approximately 13,701 employees (13,963 in 1999) participating in the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      VESTING

      Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company.

      CONTRIBUTIONS

      Eligible employees may elect to contribute any whole percent from 1% to 16% of earnings including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, the Goodyear Stock Fund, the Self-Directed Account or in any combination of these ten funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent up to the 15th of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th of the prior month. Employees may suspend their contributions at any time effective immediately.

      Employees who are 52 years of age or older are able to transfer employer contributions from the Goodyear Stock Fund into the Plan's other investment funds.

      The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

      The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,500 and $10,000 in 2000 and 1999, respectively.

      The Plan provides the Company the ability to establish a minimum contribution level for each Plan year. The minimum contribution level is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants' accounts to the extent permitted. The remainder is held in a suspense account which is applied to reduce employer

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      contributions in the following Plan years. The calculation of the Company's matching contributions is not impacted by this amendment.

      Effective June 1, 2000, the Plan was amended to establish a Goodyear Stock Fund as an investment fund to which employee contributions can be allocated. Prior to June 1, 2000, the Company Stock Fund only maintained the employer matching contributions.

      The Plan was also amended effective June 1, 2000 to provide a self-directed account in which the participant may direct their investment or a portion of their account among a list of mutual funds selected by the Company and the Trustee. All assets of each self-directed account will be held and administered as a separate trust fund.

      INVESTMENTS

      The Trustee of the Plan maintains the following eleven funds under the
      Plan:

      - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time. The Guaranteed Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

      - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund.

      - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund.

      - S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

      - Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The 20th Century Investor's Income Ultra Fund is the current investment related to this fund.

      - Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund is the current investment related to this fund.

      - International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. The Templeton Foreign Fund is the current investment related to this fund.

      - Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Promissory Notes are the current investments related to this fund.

      - Goodyear Stock Fund - Employer contributions and effective June 1, 2000, employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2000, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $15.60 to $31.65 ($25.50 to $66.75 during 1999). The closing price per share was $22.99 at December 31, 2000 ($28.06 at December 31, 1999). The
            common stock of The Goodyear

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

            Tire & Rubber Company and the Short-Term Investments Fund are the current investments related to this fund.

      - Self-Directed Account - Employee contributions are invested in the mutual fund(s) of the participant's choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

      PARTICIPANT ACCOUNTS

      A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, Loan Investment Fund, and the Goodyear Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

      Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, the International Stock Equity Fund, the Goodyear Stock Fund, and the Self-Directed Account are reflected in the unit value of the fund which affects the value of the participants' accounts.

      PLAN WITHDRAWALS AND DISTRIBUTIONS

      Participants may withdraw vested amounts from their accounts if they:

      -     Attain the age of 59 1/2, or
      -     Qualify for a serious financial hardship.

      The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal.

      Participant vested amounts are payable upon retirement, death or other termination of employment.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 2000 and 1999, the Plan had forfeiture credits in the amounts of $36,604 and $35,405, respectively.

      LOAN INVESTMENT FUND

      Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will be established at the time of the loan application. The interest rate at the beginning of 2000 was 9.50%, which increased throughout the year to 10.50% at December 2000. The interest rate at the beginning of 1999 was 8.75%, which increased throughout the year to 9.50% at December 1999.

      Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

      ROLLOVERS

      The Plan was amended effective January 1, 1999 to permit employees, Plan participants, or former Plan participants to transfer eligible cash distributions from any other employer sponsored plan qualified under
      Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

      EXPENSES

      Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2000 AND 1999
--------------------------------------------------------------------------------

      TERMINATION PROVISIONS

      The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.    RELATED PARTY TRANSACTIONS:

      The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

      The Company Stock Fund is designed primarily for investment in common stock of the Company.

4.    TAX STATUS OF PLAN:

      As described in Notes 1 and 2, the Plan has been amended since receipt of the last determination letter dated December 16, 1997. On December 16, 1997, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan Administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

5.    SUBSEQUENT EVENT:

      In April 2001, certain Goodyear employees who were participants in the Plan were transferred to Wingfoot Commercial Tires, LLC, a new joint venture created by the Company. As a result of the transfer, the participants' individual accounts and assets in the Plan were transferred to the Wingfoot Commercial Tires, LLC Savings and Retirement Plan in April and May 2001.

6.    FINANCIAL DATA OF THE MASTER TRUST:

      See pages 12 through 15 of these financial statements which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)                                                                        December 31,
                                                                                         2000            1999
                                                                                    -------------    ------------
State Street Income and Growth Fund,
    Cost $17,293 - 1,264,534 Units                                                  $      20,298    $     23,036
State Street Moderate Asset Allocation Fund,
    Cost $44,145 - 3,295,495 Units                                                         61,801          67,241
State Street Life Solutions Aggressive Fund,
    Cost $22,479 - 1,357,684 Units                                                         28,807          31,019
Collective Daily Stock Index Fund,
    Cost $351,011 - 15,747,541 Units                                                      525,143         660,257
20th Century Investor's Income Ultra Fund,
    Cost $114,519 - 3,103,090 Units                                                       100,513         131,795
Franklin Strategic Series Small Cap Fund,
    Cost $198,765 - 4,831,802 Units                                                       189,222         157,943
Templeton Foreign Fund,
    Cost $39,219 - 3,833,831 Units                                                         39,570          47,941
Common Stock of The Goodyear Tire & Rubber Company,*
    Cost $360,301 - 14,719,798 Units                                                      334,829         245,444
Short-Term Investments                                                                     39,530          53,739
Promissory Notes                                                                           86,988          85,766
Guaranteed Investment Contracts                                                           694,915         743,797
Charles Schwab Self Directed Account                                                        9,888              --
                                                                                    -------------    ------------
    Investments                                                                         2,131,504       2,247,978

Receivables:
    Accrued Interest and Dividends                                                            257             329
                                                                                    -------------    ------------
                                                                                              257             329
         Total Assets Available for Plan Benefits                                       2,131,761       2,248,307
                                                                                    -------------    ------------

Liabilities:
    Administrative Expenses Payable                                                            39             787
                                                                                    -------------    ------------
         Total Liabilities                                                                     39             787
                                                                                    -------------    ------------

                  Net Assets Available for Plan Benefits                            $   2,131,722    $  2,247,520
                                                                                    =============    ============

*Nonparticipant-directed

        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 31, 2000
--------------------------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
--------------------------------------------------------------------------------


(Dollars in Thousands)
                                                                                      December 31,
                                                                                          2000
                                                                                    ---------------
Increase in Assets Available for Plan Benefits:
    Employer Contributions                                                          $      40,515
    Employee Contributions                                                                129,802
                                                                                    -------------
                                                                                          170,317

    Interest and Dividend Income                                                           67,216

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                                  191,025
    Administrative Expenses                                                                   715
    Net Depreciation in Fair Market Value                                                 161,591
                                                                                    -------------
                                                                                          353,331

Decrease in Assets Available for Plan Benefits During Plan Year                          (115,798)

Net Assets Available for Plan Benefits at Beginning of Plan Year                        2,247,520

Net Assets Available for Plan Benefits at End of Plan Year                          $   2,131,722
                                                                                    =============


        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 31, 2000
--------------------------------------------------------------------------------

7.    MASTER TRUST APPRECIATION/DEPRECIATION:

      During 2000, the master trust's investments depreciated in value by $161,591 as follows:

        Mutual Funds                       $   (69,871)
        Common Stock                           (32,777)
        Other                                  (58,943)
                                           -----------
                                           $  (161,591)
                                           ===========

8.    MASTER TRUST NONPARTICIPANT-DIRECTED INVESTMENTS:

      As stated in Note 2, effective June 1, 2000, employees of the Plan were allowed to make employee contributions to the Goodyear Stock Fund. The employee matching contributions made to the Goodyear Stock Fund continue to be non-participant directed. Information about the significant components of the changes in net assets relating to the non-participant directed investments of the Goodyear Stock Fund in the master trust is as follows:


                                                                          Year Ended December
                                                                                31, 2000
                                                                          -------------------
     Changes in Net Assets:
          Employer Contributions                                            $       40,183
          Interest and Dividend Income                                               9,701
          Net Depreciation in Fair Market Value of Assets                          (23,599)
          Benefits Paid to Participants or Their Beneficiaries                      (9,245)
          Transfers Between Funds                                                      (56)
                                                                            --------------

                                                                             $      16,984
                                                                             =============

9.    PAYMENT OF BENEFITS:

      Benefits are recorded when paid. At December 31, 2000, $45,000 of benefit payments were not yet paid to participants and are therefore not recorded as a liability in accordance with ERISA guidelines.

10.   GUARANTEED INVESTMENT CONTRACTS:

      The master trust holds fully benefit-responsive guaranteed investment contracts (GICs), which are presented at contract value in the Net Assets Available for Plan Benefits as previously stated in Note 1. The fair values of the GICs at December 31, 2000 and 1999 were $705,990 and $734,332, respectively. The average effective yield and the average


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


THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 31, 2000
--------------------------------------------------------------------------------

      crediting interest rate associated with the GICs were approximately 6.30% and 6.24% at December 31, 2000 and 1999, respectively. The GICs in the master trust are of various types and primarily have zero minimum crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.


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